October 31, 2008
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Feider, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Linktone Ltd. (“we” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2007 Filed on June 30, 2008 File No. 000-506596
Dear Ms. Collins and Ms. Feider:
     The Company is providing the following information in response to the comment letter, dated September 25, 2008 and received by the Company on October 15, 2008, from the Staff of the Securities and Exchange Commission in response to the Company’s prior letter to the Staff dated August 7, 2008 (the “First Response Letter”), regarding the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 20-F for the fiscal year ended December 31, 2007
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 66
1.	We note your response to our prior comment 1 where you indicate that as a result of the new operating policies implemented by China Mobile and China Unicom, management concluded that it was no longer practicable to analyze the Company’s performance based on the number of users and average fees per user. Please explain further why you believe that this information is no longer directly correlated to the Company’s revenue. In this regard, we note that the new directives issued by the mobile phone companies, enable your customers to more easily cancel your services and require the Company to automatically terminate subscription services for inactive users. Therefore, it would appear that the number of users and the volume of services provided could decrease significantly as a direct result of these new policies and that such decrease could have a direct impact on your revenues. This is further supported by your disclosures on page 52 where you state “telecom value-added revenues decreased primarily as a result of the ongoing negative impact of the implementation of new mobile operating policies.” Therefore, it is unclear why the Company believes that the number of users and volume of services per user are not key indicators of your financial condition and operating performance. Please explain further and tell us how you considered including a discussion of such indicators in future filings pursuant to Section III.B.1 of SEC Release 33-6835.
     To further elaborate on the explanation provided in the First Response Letter, we would like to note that until mid-2006 when the mobile operators implemented changes to their operating policies, the Company’s management considered that data regarding the number of users and average fees per users was useful in evaluating its business because such information correlated with the Company’s total revenue and net profit. During that period, many of the Company’s customers ordered services via monthly subscriptions, and the number of messages the Company was required to send to such users in connection with the order and delivery of the Company’s services was relatively stable and most of them resulted in service fees becoming payable to the Company (i.e., most of these messages were billable to the user). Thus, management could track the Company’s overall gross and net financial performance by reference to the number of total users and the average fees they were being charged and compare such information from period to period.
     As disclosed in the 2007 Form 20-F, the new operating policies required, among other things, that double confirmations be delivered for new subscriptions, a reminder be sent to existing monthly subscribers of their subscription and fee information, and inactive users be cancelled. As a result, the number of monthly subscriptions declined, and the Company’s user base switched increasingly from monthly subscriptions to services being ordered (and paid for) on request. This meant that, from late 2006, the total number of billable messages sent by users and average fee per billable message were more determinative of the Company’s financial results than the total number of users and average fee per user.
     The Company’s management is currently considering whether to include other financial indicators in its future filings, such as the total number of billable messages sent and average fee per billable message or other indicators for the Company’s key services. This evaluation will be made by reference to SEC Release 33-6835, as well as the availability of comparable data from the operators.

2.	We note your response to our prior comment 3 where you indicate the Company considered that your advertising segment presents material uncertainties and therefore you included a qualitative discussion of this uncertainty in the 2007 Form 20-F. In this regard, we note your disclosures on page 54 where you indicate that the Company’s net income in 2008 may be adversely affected as the costs of your advertising programs are not likely to generate a corresponding amount of advertising revenue during this period. While we note your reference to the quantification of future advertising costs elsewhere in the filing (i.e. Note 24 (b) and the contractual obligations table on page 75), given the significance of such costs, it appears that quantification of the future advertising costs in your Overview discussion would promote an investor’s understanding of the material uncertainty facing this segment. Tell us how your considered quantifying such uncertainties pursuant to Section III.B.3 of SEC release 33-8350.
     The Company acknowledges the Staff’s concern regarding the disclosure of quantitative information on future advertising costs in the Overview subsection of Item 5 of the 2007 Form 20-F. The Company respectfully submits that it prepared such Overview subsection to summarize certain key factors affecting the Company’s results of operation and financial condition which are discussed in more detail elsewhere in Item 5, as well as other sections of the 2007 Form 20-F. The Company concluded that advertising costs present a known material trend and uncertainty, as contemplated in SEC Release 33-8350, for which it would be appropriate to include a description at the beginning of Item 5.
     However, because the Company’s advertising business is quite new and future revenues from advertising could not be predicted with any certainty, investors presented with quantitative information on total costs would not have a basis to determine the impact of such costs on net income in future financial periods. Management thus determined that it was more relevant to identify qualitatively in this subsection that advertising costs might exceed related revenue, rather than present the quantitative cost without corresponding quantitative information on the net impact of such cost (which could not be presented with any certainty for the reason stated above). Moreover, the Company determined that this subsection would have become overly detailed and lengthy if all qualitative and quantitative information regarding each of the key factors mentioned in that subsection was disclosed in full.
     In preparing the Company’s annual report on Form 20-F for the year ended December 31, 2008, the Company’s management intends to review the Overview subsection of Item 5 carefully bearing in mind the Staff’s comments in this regard, and will consider adding additional quantitative disclosure as appropriate.

Note 4. Summary of Significant Accounting Policies
(i) Revenue and cost of services recognition, page F-12
3.	In addition to the information provided in your response to our prior comments 4 and 5, please summarize the material terms of the contracts between the Company and the mobile phone companies (the “Operators”) that support each of the factors in your EITF 99-19 analysis in further detail. For instance, describe the specific terms stipulated in the contract that explain the obligations of both the Company and the Operators to the mobile phone user and explain further how this supports your conclusions that the Company has fulfillment obligations to the phone user and is therefore considered the primary obligor for the entire arrangement. In this regard, while we note that the Company may have certain obligations to the mobile phone user with regards to the sale of the content; it is no clear how you determined that you are the primary obligor with regards to the delivery portion of the fee charged to the end user. For example, we note our response indicates that the Company resolves all complaints relating to the content of the services while the operators are responsible for complaints from billing, collection and quality of network. Describe the specific terms of the contract, which stipulate the responsibility of each party to the end user and explain further how this supports your conclusions that the Company is the primary obligor for the entire arrangement. As another example, explain the specific terms of the contract that describe the credit risk that each party bears in these arrangements and tell us how these terms changed in fiscal 2007 such that the Company now bears the credit risk for the mobile phone companies’ portion of the fee. Also, describe the contractual relationships, if any, that exist (a) between the Company and the mobile phone user and (b) between the Operators and the mobile phone users.
     Contracts are signed between the Company’s affiliated entities and the operators’ corporate headquarters in Beijing or their provincial offices. The terms of the contracts vary from office to office, but generally the key terms of the contracts between the Company and the operators that support each of the factors in our EITF 99-19 analysis are as follows. The bold, bracketed information below are not terms of the contract but additional information provided by Company.

Terms in the contract that explain the obligations of
EITF 99-19 factors	The Operators	The Company
(i) The Company is responsible for providing services to the mobile phone users. As a result, the Company is responsible for the mobile phone user’s satisfaction with its services.

  The Operator provides its SMS channel, billing and collection services to the Company.
• The Operator shall provide short message (“SMS”) platform and communication channel and billing and collection services to the Company, in exchange for compensation.

• The Operator shall in a timely manner provide the Company with all information concerning the message fees actually received, under the scope of billing and collection services agreed to with the Company.

• The Operator shall be responsible for inquiries and complaints made by customers as a result of network communication failure. The Operator has the right to transfer to the Company those inquiries and complaints made by customers not resulting from network communication failure.

• In case any customer files a serious complaint attributable to the service quality provided by the Company, the Operator is entitled to temporarily suspend the cooperation with the Company and may demand that the Company take corrective actions. If the Company fails to take corrective actions, the	• The Company shall, through the SMS platform and communication channel of the Operator, provide various value-added services to the customers of the Operators, which services must have high quality and be provided in a timely manner.

• The Company must warrant that customers understand, before receiving any service, the price and scope of the services received and the manner for receiving and canceling the services, as well as the fact that the message fee is being collected by the Operator on behalf of the Company.

• The Company must receive customers’ acceptance before providing any service to customers, and shall, according to the customization request made by customers, provide message services to all customers with high quality and in a timely and complete manner.

• The Company shall accept inquiries and complaints made by customers not attributable to the failure of

Terms in the contract that explain the obligations of
EITF 99-19 factors	The Operators	The Company
Operator is entitled to terminate the cooperation.	network communication. For customer complaints in respect of which neither party can provide reasonable explanation, the Company shall be regarded as the party who is responsible for the resolution of such complaint and bear all expense so incurred.

[In other words, the Company is contractually responsible for the service and not the operators. Therefore, the Company is regarded as the primary obligor.]

(ii) The Company bears credit risk. The Operator bears no credit risk at all.	• The Operator shall assume no risk for message fees due to non-payment from customers resulting from phone number cancellation, bad debt or other reasons. *

• If any customer refuses to pay a message fee due to poor service quality, all liabilities so incurred shall be assumed by the Company. In case any customer requests a refund/compensation as a result of the quality of the service provided by the Company, the Operator has the right to pay such amount on behalf of the Company and deduct it from the fees due to the Company.*

[In other words, the Company	• If any customer files a reasonable claim against the Company for the message fee or any customer refuses to pay a message fee, the Company shall be liable for the consequence so caused, and such message fee shall be deducted from the total message fees due to the Company.*

[In other words, the Company is liable for the collection and channel fees to the operators even if the customer refuses to pay. This indicates that the Company is also the primary obligor for the collection and delivery services.]

Terms in the contract that explain the obligations of
EITF 99-19 factors	The Operators	The Company
engages the services of the operators and must pay the operators for the services rendered.]

(iii) The Company is responsible for developing (or buying) and promoting the content. The Company bears all related legal risks arising from the content and services provided. The Company has inventory risk.
	• The Operator has the right to review and provide guidance to the promotion plan and activity program developed by the Company for the promotion of its services.	• The Company shall be responsible for the negotiation and business discussion directly with other content providers (such as copyright owners of pictures and music) of the applicable service provided. The Company shall guarantee that its content and services will not violate relevant governmental policies and regulations, will not infringe upon the interests of customers and will not infringe the intellectual property of any third parties. The Company shall consequently bear all liability for lawsuits arising from the services provided.

• The Company shall be responsible for the market planning and media promotion of the services provided. The Company, prior to carrying out any promotion activity, shall submit the activity program, advertisement plan and publicizing manual to the Operator for review and record.

(iv) The Company has reasonable latitude in	• The Operator has the right to create management rules	• The Company warrants that the charge rate

Terms in the contract that explain the obligations of
EITF 99-19 factors	The Operators	The Company
establishing the price	(such as pricing and requiring content to comply with relevant PRC regulations), performance assessment procedures and customer service standards with respect to the value-added services. The Company shall observe and comply with them.	applicable to the services provided comply with the management rules set by the Operator and the relevant regulations issued by the PRC national administration for commodity pricing.

[The operators set the parameters for charges on a per message basis and for monthly subscription for each service. This serves to safeguard against excessive pricing and subscriber complaints. However, the Company can set its pricing freely within the parameters set by the operators.]
     In addition to the above contractual obligations, the Company also considered the “discretion in supplier selection” factor as required by EITF 99-19. Under the Company’s contracts with each operator, the Company is free to provide similar services through any other operator. Currently, there are four licensed telecommunication networks operators in China through which the Company can deliver its services.
Changes in 2007
     The terms described above which have an asterisk (*) beside them appear only in certain contracts with the operators signed before late 2006 but have been added to most contracts signed since late 2006. In practice, however, most operators’ provincial offices charged the Company collection and channel fees for non-paying users before late 2006. Since late 2006, most of the operators’ provincial offices have revised the contracts to include these terms as highlighted in the 2007 Form 20-F.

     The contractual relationship between the Company and the mobile phone users
     The Company’s relationship with a customer in a service subscription model begins when a mobile phone user dials a specific number owned by the Company under its service provider license and places an order for the Company’s services. This is usually the case when the mobile phone user sees the Company’s advertisement of services on television or newspapers or journals. Under the requirements of the operators’ management rules, the following information must be provided in each of the Company’s advertisements: the company’s name, the specific number to be called to order a service (in 2007 a total of 8-10 digits, usually starting with 4 digits assigned to the Company such as 2000), the Company’s service provider license number, the service charge and the Company’s customer call center telephone number.
     Under the revised operating policies of the operators, the operators require text messages to be sent to the users requiring them to double confirm their subscription of the Company’s services, particularly in the case of monthly subscriptions. The Company’s and operators’ systems maintain records of orders and confirmations from the mobile phone users. Although the Company does not sign any formal agreements with the mobile phone users, such orders and confirmations of orders from mobile phone users create a contractual relationship between the Company and the mobile phone users.
     The contractual relationship between the operators and the mobile phone users
     There are generally two types of users: post-paid and prepaid users. The first type usually has a formal agreement signed by the user and the operator which covers terms on standard services such as local calls, overseas calls, wireless internet and ring tone enablers provided by the operators. These agreements do not contain provisions regarding value-added services such as those provided by the Company. Please note that wireless internet and ring tone enablers are fixed monthly service charges to enable functions which allow users to subscribe for value-added services provided by service providers such as the Company.
     The second type usually includes users who buy off-the-shelf prepaid phone cards for which no formal agreement is signed with the operators. On the back of the prepaid cards, there are instructions regarding how to use the card and customer service hotline information.
     Conclusion
     It is therefore clear from the descriptions above regarding the contractual relationships among the Company, the operators and mobile phone users that the operators are engaged by the Company to be its service agents for the provision of billing, collection and network services (delivery services) and the Company pays the operators fees for services rendered. Moreover, contract terms explicitly providing that the Company must bear collection and network service fees in the event mobile phone users fail to pay have been included in most contracts signed since late 2006. The terms in the contracts thus show that the Company is the primary obligor for the entire arrangement.
Form 6-K Filed on August 29, 2008
4.	We note that effective July 1, 2008, the Company terminated the agreements with CYL with regard to QSTV and recorded a $6.0 million impairment charge during the second quarter of fiscal 2008. Tell us what specific assets were written off and also tell us whether the Company was released of all of its minimum future payment obligations to QTV and CYL, as disclosed in Note 24 of your Form 20-F. Also, tell us how you considered including a discussion of this event in your Form 20-F and specifically tell us how you considered disclosing this issue in your subsequent events footnote pursuant to AU Section 560.
     The specific assets written off were:

Category of Asset	USD	Description
Property and equipment	614,750	Broadcasting equipment, office equipment and furniture
Deposit and other receivable	1,097,134	Deposits and prepayments for city governmental offices for landing fees, transmission line, production houses and office rent
Television advertising rights	4,295,649	The remaining unamortized prepayment for the rights from January 1, 2007 to December 31, 2013

Total	6,007,533

     Based on a termination agreement (as discussed below) signed on July 30, 2008, the Company was released from all of its minimum future payment obligations to QTV and CYL which was described in Note 24 of the 2007 Form 20-F.
     Summary of sequence of events
     The Company recruited its chief operating officer, Anthony Chia, to head the Company’s QTV operation in April 2008. In turn, Mr. Chia recruited production and sales department heads for the QTV operation in May and early June, respectively. With these additional personnel, the capital injected from the sale of shares to MNC of $68.4 million in April 2008, and MNC’s experience and connections in the television media industry, management believed that, as of the filing of the 2007 Form 20-F on June 30, 2008, the Company had the resources to improve the financial performance of the QTV arrangement in future quarters.

     During June and July 2008, the Company’s new QTV team looked into QTV’s fixed cost structure and possible ways to increase revenue, including restructuring the fixed fee payments and expanding the relationship with CYL to create additional revenue streams. The Company initiated formal communications with CYL in this regard in early July, however, the parties were not able to reach a mutually satisfactory agreement. On July 30, 2008, both parties agreed to terminate their exclusive advertising agent and cooperation framework agreements. Under the termination agreement, the Company’s payment obligations to QTV and CYL were terminated as of July 1, 2008 because the annual fees were payable in installments on January 1 and July 1 of each year and it was agreed by the parties that it would be administratively easier to end these and other obligations and rights on July 1, 2008 after the settlement of the first half annual fee. The termination agreement was executed by the parties on July 30, 2008. The Company thereafter announced the termination following approval of the press announcement by CYL’s management.
     Our consideration for disclosing this issue in the 2007 Form 20-F
     As set out in the sequence of events above, at the time the 2007 Form 20-F was filed at the end of June 2008, the Company had no definite plans to restructure or terminate the QTV arrangements, and no formal discussions were held in this respect with CYL. In fact, at that time, management planned to continue to operate the QTV operations and use its available resources to improve its financial performance. Any possible changes to this arrangement were merely hypothetical which, if disclosed, would be highly speculative in nature and misleading to investors. As a result, management concluded that there was no basis to disclose this issue in the body of the 2007 Form 20-F or in the subsequent events footnote.

* * *
     As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Jimmy Lai
Jimmy Lai
Chief Financial Officer
Linktone Ltd.